Exhibit 1

Joint Filing Agreement

This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, par value $0.0001 per share, of PLBY Group, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 13, 2024

DOCLER HOLDING S.À R.L.

By:	/s/ Raffaele Zucca Alessandrelli
Name:	Raffaele Zucca Alessandrelli
Title:	Class B Manager

BYBORG ENTERPRISES S.A.

By:	/s/Raffaelle Zucca Alessandrelli
Name:	Raffaele Zucca Alessandrelli
Title:	Director

THE MILLION S.À R.L.

By:	/s/Raffaelle Zucca Alessandrelli
Name:	Raffaele Zucca Alessandrelli
Title:	Sole Manager